EXHIBIT 22.1

Vector Group Ltd. List of Guarantor Subsidiaries

Vector Group Ltd. (“Vector Group”), a Delaware corporation, and the following 100% owned subsidiaries of Vector Group have filed a shelf registration statement for the offering of debt securities on a delayed or continuous basis. Any such debt securities may be issued by Vector Group and guaranteed on a full and unconditional basis by the following subsidiaries:

Entity	Jurisdiction of Incorporation or Organization
VGR Holding LLC	Delaware
Liggett Group LLC	Delaware
Liggett Vector Brands LLC	Delaware
Vector Tobacco LLC	Virginia
100 Maple LLC	Delaware
Eve Holdings LLC	Delaware
Zoom E-Cigs LLC	Delaware